For the semi-annual period ended February 28, 2007.
File number 811-04024
Dryden California Municipal Fund


SUB-ITEM 77C
Matters Submitted to a Vote of Security Holders



A Special Meeting of Shareholders was held on October 13, 2006. At such meeting the shareholders approved the following proposal:
1) To approve a plan of reorganization whereby all of the assets and
2) liabilities of California Series will be transferred to, and assumed
3) by, California Income Series, and the cancellation of all of the shares
4) of California Series.  California Series and the Income Series are
5) each a Series of Dryden California Municipal Fund.



The result of the proxy solicitation on the preceding matter was as follows:

For:		3,842,994.31
Against:	211,228.24
Abstain:	246,261.65